

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

<u>Via E-mail</u>
George L. Lindemann
Southern Union Company
5444 Westheimer Rd.
Houston, TX 77056-5306

> **Re: Southern Union Company**
> **Form 10-K**
> **Filed February 25, 2011**
> **File No. 1-06407**

Dear Mr. Lindemann:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

1.   Where applicable, please apply these comments to the filings of Panhandle Eastern Pipe Line Company, LP your indirect wholly-owned subsidiary.

Note 2. Summary of Significant Accounting Policies and Other Matters, page F-8

Property, Plant and Equipment, page F-8

2.   You disclose that you capitalize indirect construction costs to property, plant, and equipment. Please tell us and disclose in future filings the nature of any material categories of capitalized indirect costs and the methods you use to allocate these costs to your capital projects.

3.   Please clarify why your Transportation and Storage and Distribution segments appear to account for property, plant and equipment retirements using different methods than your Gathering and Processing segment. If the difference is due to regulatory requirements, please consider revising future filings to clarify your policies. Please also confirm that charging original cost less salvage value to accumulated depreciation and amortization means that, although the charge is recorded in earnings, the gross property cost and related accumulated depreciation amounts are not removed from your balance sheet.

Note 7. Debt Obligations, page F-25

4.   We note that you refinanced your $150 million 2009 term loan with a $250 million 2010 term loan. Citing authoritative guidance, such as ASC 470-50-40, please tell us how you accounted for this transaction. In particular, please explain if you applied extinguishment accounting and tell us how you accounted for any fees paid to creditors, any costs incurred with third parties, and any unamortized debt issuance costs or discounts related to the 2009 term loan.

Note 11. Fair Value Measurement, page F-42

5.   We note that you reclassified certain processing spread swap derivatives and interest-rate swap derivatives from Level 3 to Level 2 during 2009 as you "obtained additional observable market data to corroborate all significant inputs to the models used to measure the fair value of these liabilities." Please provide us with further information regarding the causes of these reclassifications, including a summary of the specific observable market data now used to corroborate significant inputs and clarification for why that data was not available or observable in prior periods. Also confirm whether or not there were any modifications to the significant inputs used in your models or changes in the models or valuation techniques themselves. For example, please clarify if you eliminated a Level 3 input that was no longer deemed to be significant to the fair value measurement. Consider disclosing such enhanced information in future filings.

Note 13. Stock-Based Compensation, page F-44

6.   Please tell us and disclose in future filings the reasons why you use the simplified method in estimating the expected term of your stock options and SAR awards. See Question 6 of SAB Topic 14D2.

Note 14. Commitments and Contingencies, page F-49

7.   For many of the matters disclosed in this footnote you indicate that you believe the final disposition of the matter will not have a material adverse effect on your consolidated financial position, results of operations or cash flows. It is unclear to us whether this statement is intended to convey that any liability amounts deemed probable and currently accrued are not material to your financial statements or whether this statement also is

intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose in future filings an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

8.   We note your disclosures on page F-52 that you recorded a fiscal 2010 charge of $18.1 million in discontinued operations related to a mercury release lawsuit. Considering the indictment was filed in 2007 and the District Court imposed a fine of $6 million and a payment of $12 million in community service during fiscal 2009, please tell us why it appears you did not accrue for this matter prior to the appeals court affirming your conviction and how this timing for recording the liability complies with ASC 450-20-25-2.

Note 17. Reportable Segments, page F-55

9.   Based on your disclosures it appears that you may aggregate various operating segments when determining your reportable segments. If true, please confirm our understanding and revise future filings to clarify this to your investors. Refer to ASC 280-10-50-21(a).

Note 20. Asset Retirement Obligations, page F-60

10. We note that your asset retirement obligation increased by $28.6 million during fiscal 2010 "as a result of management assessment of additional information" related to offshore assets and decreased $11.4 million "due to project scope adjustments, favorable weather conditions, and realized project efficiencies." Please provide us with more specific information regarding the causes of these adjustments and consider revising your disclosures in future filings to provide greater insight to investors regarding these ARO movements.

Note 21. Other Income and Expense Items, page F-61

11. Please tell us and consider disclosing in future filings your policies related to accounting for insurance recoveries. In particular, tell us when you recognize the recovery of recorded contingent losses and when you record the anticipated recovery of amounts in excess of related contingent losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief